

July 13, 2011

Via Email
Ku Wai Li
Globe Net Wireless Corp.
2302-3 Pacific Plaza
410 Des Voeux Road West
Hong Kong, China

> **Re:** **Globe Net Wireless Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 27, 2011**
> **File No. 333-172172**

Dear Mr. Li:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 9, 2011.

General

1. Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X, and as applicable update the remainder of the filing accordingly.

Dilution, page 13

2. We note from your response to prior comment 5 that you revised your dilution calculations to use the net proceeds from the offering. While we are able to verify your tangible net worth calculations, we are unable to verify the pro forma net tangible book value per share after the offering and resulting calculations. Please provide the calculations that support your disclosures or revise accordingly.

Description of Business

Plan of Operation, page 19

3. We note that you revised the Use of Proceeds chart on page 11 to eliminate any allocations of the proceeds to working capital for all circumstances except sale of all offered shares, and that you estimate your need for working capital will be a minimum of $20,000 for one year. Please disclose under the Plan of Operations discussion and in the Management's Discussion and Analysis discussion the sources of capital you intend to use to finance the operating expenses of the company for a minimum of one year from

the date of the prospectus, in the event less than all of the shares are sold. It appears that you had total current assets of $3,715 as of February 28, 2011.

Exhibit 5.1

4.   Please file a currently dated legality opinion.

        You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, to the undersigned at (202) 551-3462.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Legal Branch Chief

cc: Via Email
        Rene Daignault